                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)


                             VISTA RESOURCES, INC.
                             ---------------------
                                (Name of Issuer)



                    Common Stock, par value $2.50 per share
                    ---------------------------------------
                         (Title of Class of Securities)



                                  928384-10-6
                                 --------------
                                 (CUSIP Number)



                                  J. Rex Fuqua
                              One Atlantic Center
                           1201 West Peachtree Street
                                   Suite 5000
                            Atlanta, Georgia  30309
                          Telephone: (404) 815-2000
         ------------------------------------------------------------
         (Name, Address, and Telephone Number of Person Authorized to
                     Receive Notices and Communications)





                                 July 19, 1995
            -------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)





If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].

- ----------------------------------
CUSIP NO.        928384-10-6
- ----------------------------------
- ---------------------------------------------------------------------------------------------------------------

1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 J. B. Fuqua

- ---------------------------------------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
                                                                                              (a)    X
                                                                                                   ------------
                                                                                              (b)
                                                                                                   ------------

- ---------------------------------------------------------------------------------------------------------------
3.       SEC Use Only

- ---------------------------------------------------------------------------------------------------------------
4.       Source of Funds

         Not applicable.

- ---------------------------------------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

                                                                                              --------

- ---------------------------------------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

            United States

- ---------------------------------------------------------------------------------------------------------------
Number of                                  7.      Sole Voting Power
Shares                                                      693,917
Beneficially                                       --------------------------
Owned by                                   8.      Shared Voting Power
Each Reporting                                              435,698
Person With                                        --------------------------
                                           9.      Sole Dispositive Power
                                                            693,917
                                                   --------------------------
                                           10.     Shared Dispositive Power
                                                            435,698
                                                   --------------------------
- ---------------------------------------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         J. B. Fuqua may be deemed to own beneficially (through the power to direct the vote and disposition thereof)
1,129,615 shares of the Common Stock (372,232 individually, 160,843 as trustee for The Jennifer Calhoun Fuqua Trust,
160,842 shares as trustee for The Lauren Brooks Fuqua Trust, 69,698 as an officer and director of The J. B. Fuqua
Foundation, Inc., and 366,000 as an officer and director of Fuqua Holding, Inc.).

- ---------------------------------------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             --------

- ---------------------------------------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         Approximately 30.0%

- ---------------------------------------------------------------------------------------------------------------
14.      Type of Reporting Person

         IN

- ---------------------------------------------------------------------------------------------------------------

- ----------------------------------
CUSIP NO.        928384-10-6
- ----------------------------------
- ---------------------------------------------------------------------------------------------------------------

1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 J. Rex Fuqua

- ---------------------------------------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
                                                                                     (a)    X
                                                                                          -----
                                                                                     (b)
                                                                                          -----
- ---------------------------------------------------------------------------------------------------------------
3.       SEC Use Only

- ---------------------------------------------------------------------------------------------------------------
4.       Source of Funds

         Not applicable.

- ---------------------------------------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

                                                                                     ---------
- ---------------------------------------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

            United States

- ---------------------------------------------------------------------------------------------------------------
Number of                                  7.      Sole Voting Power
Shares                                                      280,142
Beneficially                                       --------------------------
Owned by                                   8.      Shared Voting Power
Each Reporting                                              435,698
Person With                                        --------------------------
                                           9.      Sole Dispositive Power
                                                            280,142
                                                   --------------------------
                                           10.     Shared Dispositive Power
                                                            435,698
                                                   --------------------------
- ---------------------------------------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         J. Rex Fuqua may be deemed to own beneficially (through the power to direct the vote and disposition thereof)
715,840 shares of the Common Stock (280,142 individually, 69,698 as an officer and director of The J. B. Fuqua
Foundation, Inc. and 366,000 as an officer and director of Fuqua Holdings, Inc.).

- ---------------------------------------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             --------

- ---------------------------------------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         Approximately 19.0%

- ---------------------------------------------------------------------------------------------------------------
14.      Type of Reporting Person

         IN

- ---------------------------------------------------------------------------------------------------------------

- ----------------------------------
CUSIP NO.        928384-10-6
- ----------------------------------
- ---------------------------------------------------------------------------------------------------------------

1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 Fuqua Holdings, Inc.
                 I.D. No. applied for.

- ---------------------------------------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
                                                                                              (a)    X
                                                                                                   -----
                                                                                              (b)
                                                                                                   -----
- ---------------------------------------------------------------------------------------------------------------
3.       SEC Use Only

- ---------------------------------------------------------------------------------------------------------------
4.       Source of Funds

         Not applicable.

- ---------------------------------------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

                                                                                              --------
- ---------------------------------------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

            Georgia

- ---------------------------------------------------------------------------------------------------------------
Number of                                  7.      Sole Voting Power
Shares                                                      366,000
Beneficially                                       --------------------------
Owned by                                   8.      Shared Voting Power
Each Reporting                                              0
Person With                                        ----------------------------------
                                           9.      Sole Dispositive Power
                                                            366,000
                                                   --------------------------
                                           10.     Shared Dispositive Power
                                                            0
                                                   ----------------------------------
- ---------------------------------------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         Fuqua Holdings, Inc., the general partner of Fuqua Holdings - I, L.P., may be deemed to own beneficially
(through the power of its sole directors and shareholders, J. B. Fuqua and J. Rex Fuqua, to direct the vote and disposition thereof) 366,000 shares of the Common Stock.

- ---------------------------------------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             --------

- ---------------------------------------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         Approximately 9.7%

- ---------------------------------------------------------------------------------------------------------------
14.      Type of Reporting Person

         CO
- ---------------------------------------------------------------------------------------------------------------

- ----------------------------------
CUSIP NO.        928384-10-6
- ----------------------------------
- ---------------------------------------------------------------------------------------------------------------

1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 Fuqua Holdings - I, L.P.
                 I.D. No. applied for.

- ---------------------------------------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
                                                                                              (a)    X
                                                                                                   -----
                                                                                              (b)
                                                                                                   -----
- ---------------------------------------------------------------------------------------------------------------
3.       SEC Use Only

- ---------------------------------------------------------------------------------------------------------------
4.       Source of Funds

         Not applicable.

- ---------------------------------------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

                                                                                              --------
- ---------------------------------------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

            Georgia

- ---------------------------------------------------------------------------------------------------------------
Number of                                  7.      Sole Voting Power
Shares                                                      366,000
Beneficially                                       --------------------------
Owned by                                   8.      Shared Voting Power
Each Reporting                                              0
Person With                                        ----------------------------------
                                           9.      Sole Dispositive Power
                                                            366,000
                                                   --------------------------
                                           10.     Shared Dispositive Power
                                                            0
                                                   ----------------------------------
- ---------------------------------------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         Fuqua Holdings - I, L.P. may be deemed to own beneficially (through the power of J. B. Fuqua and J. Rex Fuqua as the sole directors and shareholders of Fuqua Holdings, Inc., the general partner of Fuqua Holdings-I, L.P., to direct the vote and disposition thereof) 366,000 shares of the Common Stock.

- ---------------------------------------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             --------
- ---------------------------------------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         Approximately 9.7%

- ---------------------------------------------------------------------------------------------------------------
14.      Type of Reporting Person

         PN
- ---------------------------------------------------------------------------------------------------------------

- ----------------------------------
CUSIP NO.        928384-10-6
- ----------------------------------
- ---------------------------------------------------------------------------------------------------------------

1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 The Jennifer Calhoun Fuqua Trust
                 IRS I.D. No. 58-6163768

- ---------------------------------------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
                                                                                              (a)    X
                                                                                                   -----
                                                                                              (b)
                                                                                                   -----
- ---------------------------------------------------------------------------------------------------------------
3.       SEC Use Only

- ---------------------------------------------------------------------------------------------------------------
4.       Source of Funds

         Not applicable.

- ---------------------------------------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

                                                                                              --------
- ---------------------------------------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

            Georgia

- ---------------------------------------------------------------------------------------------------------------
Number of                                  7.      Sole Voting Power
Shares                                                      160,843
Beneficially                                       --------------------------
Owned by                                   8.      Shared Voting Power
Each Reporting                                              0
Person With                                        ----------------------------------
                                           9.      Sole Dispositive Power
                                                            160,843
                                                   --------------------------
                                           10.     Shared Dispositive Power
                                                            0
                                                   ----------------------------------

- ---------------------------------------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         The Jennifer Calhoun Fuqua Trust may be deemed to own beneficially (through the power of its sole trustee, J.
B. Fuqua, to direct the vote and disposition thereof) 160,843 shares of the Common Stock.

- ---------------------------------------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             --------
- ---------------------------------------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         Approximately 4.3%

- ---------------------------------------------------------------------------------------------------------------
14.      Type of Reporting Person

         OO
- ---------------------------------------------------------------------------------------------------------------

- ----------------------------------
CUSIP NO.        928384-10-6
- ----------------------------------
- ---------------------------------------------------------------------------------------------------------------

1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 The Lauren Brooks Fuqua Trust
                 IRS I.D. No. 58-6163767

- ---------------------------------------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
                                                                                              (a)    X
                                                                                                   -----
                                                                                              (b)
                                                                                                   -----
- ---------------------------------------------------------------------------------------------------------------
3.       SEC Use Only

- ---------------------------------------------------------------------------------------------------------------
4.       Source of Funds

         Not applicable.

- ---------------------------------------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

                                                                                              --------
- ---------------------------------------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

            Georgia

- ---------------------------------------------------------------------------------------------------------------
Number of                                  7.      Sole Voting Power
Shares                                                      160,842
Beneficially                                       --------------------------
Owned by                                   8.      Shared Voting Power
Each Reporting                                              0
Person With                                        ----------------------------------
                                           9.      Sole Dispositive Power
                                                            160,842
                                                   --------------------------
                                           10.     Shared Dispositive Power
                                                            0
                                                   ----------------------------------
- ---------------------------------------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         The Lauren Brooks Fuqua Trust may be deemed to own beneficially (through the power of its sole trustee, J. B.
Fuqua, to direct the vote and disposition thereof) 160,842 shares of the Common Stock.

- ---------------------------------------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             --------

- ---------------------------------------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         Approximately 4.3%

- ---------------------------------------------------------------------------------------------------------------
14.      Type of Reporting Person

         OO
- ---------------------------------------------------------------------------------------------------------------

- ----------------------------------
CUSIP NO.        928384-10-6
- ----------------------------------
- ---------------------------------------------------------------------------------------------------------------

1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 The J. B. Fuqua Foundation, Inc.
                 IRS I.D. No. 23-7122039

- ---------------------------------------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
                                                                                              (a)    X
                                                                                                   -----
                                                                                              (b)
                                                                                                   -----
- ---------------------------------------------------------------------------------------------------------------
3.       SEC Use Only

- ---------------------------------------------------------------------------------------------------------------
4.       Source of Funds

         Not applicable.

- ---------------------------------------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

                                                                                              --------
- ---------------------------------------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

            Georgia

- ---------------------------------------------------------------------------------------------------------------
Number of                                  7.      Sole Voting Power
Shares                                                      69,698
Beneficially                                       ----------------------------------
Owned by                                   8.      Shared Voting Power
Each Reporting                                              0
Person With                                        ----------------------------------
                                           9.      Sole Dispositive Power
                                                            69,698
                                                   ----------------------------------
                                           10.     Shared Dispositive Power
                                                            0
                                                   ----------------------------------
- ---------------------------------------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         The J. B. Fuqua Foundation, Inc. may be deemed to own beneficially (through the power of its directors and officers to direct the vote thereof) 69,698 shares of the Common Stock.

- ---------------------------------------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             --------

- ---------------------------------------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         Approximately 1.9%

- ---------------------------------------------------------------------------------------------------------------
14.      Type of Reporting Person

         CO
- ---------------------------------------------------------------------------------------------------------------

                                  Introduction

                 This Statement constitutes Amendment No. 4 ("Amendment No. 4") to a Schedule 13D, dated March 27, 1989 (the "Schedule 13D"), of J. B. Fuqua,
J. Rex Fuqua and certain other entities, with respect to the common stock par value $2.50 per share (the "Common Stock") of Vista Resources, Inc., a Delaware corporation ("Vista"). Because this Amendment No. 4 constitutes the first electronically filed amendment to the Schedule 13D, it amends and restates the
Schedule 13D.

                 On July 19, 1995, J. Rex Fuqua and J. B. Fuqua transferred, for estate planning purposes, certain assets, including a total of 366,000 shares of Common Stock (256,000 shares and 110,000 shares, respectively) to Fuqua Holdings - I, L.P., a Georgia limited partnership ("Holdings Limited Partnership") in exchange for limited partnership interests equaling 99% of the total outstanding partnership interests. In addition, on July 19, 1995, J. B. Fuqua and J. Rex Fuqua sold and made gifts of their limited partnership interests in Holdings Limited Partnership to various Fuqua family trusts. The general partner of the limited partnership is Fuqua Holdings, Inc., a Georgia corporation ("Holdings Corporation"). Holdings Corporation is owned equally by
J. Rex Fuqua and J. B. Fuqua, and Messrs. Fuqua constitute the entire board of directors.

Item 1.  Security and Issuer.

                 The class of equity securities to which this statement relates is the Common Stock of Vista. Vista has its principal executive offices at One Atlantic Center, 1201 West Peachtree Street, Suite 5000, Atlanta, Georgia 30309.

Item 2.  Identity and Background.

                 This statement is being filed by J. B. Fuqua, J. Rex Fuqua, Holdings Corporation, Holdings Limited Partnership, The Jennifer Calhoun Fuqua Trust, The Lauren Brooks Fuqua Trust, and The J. B. Fuqua Foundation (collectively, the "Reporting Persons").

                 I.       (a)     J. B. Fuqua(1)(2)(3)
                          (b)     J. B. Fuqua's business address is One
                                  Atlantic Center, 1201 West Peachtree Street,
                                  Suite 5000, Atlanta, Georgia 30309.
                          (c)     J. B. Fuqua is a Director and Chairman of the
                                  Board of Directors of Vista, the address of which is One Atlantic Center, 1201 West
                                  Peachtree Street, Suite 5000, Atlanta,
                                  Georgia 30309.
                          (f)     J. B. Fuqua is a citizen of the United States.

                 II.      (a)     J. Rex Fuqua(1)(3)
                          (b)     J. Rex Fuqua's business address is One
                                  Atlantic Center, 1201 West Peachtree Street,
                                  Suite 5000, Atlanta, Georgia 30309.
                          (c)     J. Rex Fuqua is President and Chief Executive
                                  Officer of Realan Capital Corp., a investment company, the address of which is One Atlantic
                                  Center, 1201 West Peachtree Street, Suite
                                  5000, Atlanta, Georgia 30309.
                          (f)     J. Rex Fuqua is a citizen of the United
                                  States.

                 III.     (a)     Fuqua Holdings, Inc.
                          (b)     The address of the principal office and of
                                  the principal business of Fuqua Holdings, Inc. is One Atlantic Center, 1201 West
                                  Peachtree Street, Suite 5000, Atlanta,
                                  Georgia 30309.
                          (c)     The principal business of Fuqua Holdings,
                                  Inc. is to serve as the general partner of Fuqua Holdings - I, L.P., the address of which is One Atlantic Center, 1201 West
                                  Peachtree Street, Suite 5000, Atlanta,
                                  Georgia 30309.
                          (f)     Fuqua Holdings, Inc. is organized under the
                                  laws of the State of Georgia.

                 IV.      (a)     Fuqua Holdings - I, L.P.
                          (b)     The address of the principal office and of
                                  the principal business of Fuqua Holdings - I, L.P. is One Atlantic Center, 1201 West
                                  Peachtree Street, Suite 5000, Atlanta,
                                  Georgia 30309.
                          (c)     The principal business of Fuqua Holdings - I,
                                  L.P. is to acquire and hold for investment intangible assets; and generally to engage in any and all lawful business activities that its general partner may from time to time determine.
                          (f)     Fuqua Holdings - I, L.P. is organized under
                                  the laws of the State of Georgia.

                 V.       (a)     The Jennifer Calhoun Fuqua Trust (the "JCF
                                  Trust")
                          (b)     The principal office of the JCF Trust is One
                                  Atlantic Center, 1201 West Peachtree Street,
                                  Suite 5000, Atlanta, Georgia 30309.
                          (c)     Not applicable.
                          (f)     The JCF Trust is organized under the laws of
                                  the State of Georgia.

                 VI.      (a)     The Lauren Brooks Fuqua Trust (the "LBF
                                  Trust")
                          (b)     The principal office of the LBF Trust is One
                                  Atlantic Center, 1201 West Peachtree Street,
                                  Suite 5000, Atlanta, Georgia 30309.
                          (c)     Not applicable.
                          (f)     The LBF Trust is organized under the laws of
                                  the State of Georgia.

                 VII.     (a)     The J. B. Fuqua Foundation (the "Foundation")
                          (b)     The address of the principal office and of
                                  the principal business of the Foundation is One Atlantic Center, 1201 West Peachtree
                                  Street, Suite 5000, Atlanta, Georgia 30309.
                          (c)     The principal business of the Foundation is
                                  to conduct charitable activities in
                                  accordance with its charter.
                          (f)     The Foundation is organized under the laws of
                                  the State of Georgia.

                 VIII.    (a)     Dorothy C. Fuqua(1)
                          (b)     Dorothy C. Fuqua's residential address is
                                  3574 Tuxedo Road, Atlanta, Georgia 30305.
                          (c)     Not applicable.
                          (f)     Dorothy C. Fuqua is a citizen of the United
                                  States.
______________________
(1)      An officer and director of the Foundation.
(2)      Sole trustee of the JCF Trust and the LBF Trust.
(3)      An officer and director of Holdings Corporation.

                 (d)-(e) During the last five years none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

                 J. Rex Fuqua and J. B. Fuqua transferred to Holdings Limited Partnership 256,000 shares and 110,000 shares of Vista Common Stock, respectively, and certain other assets in exchange for Holdings Limited Partnership interests equaling 99% of the total outstanding limited partnership interests of Holdings Limited Partnership.

Item 4.  Purpose of Transaction.

                 The transactions consummated by J. B. Fuqua and J. Rex Fuqua in this Amendment No. 4 were made for estate planning purposes. As stated in the Schedule 13D dated March 27, 1989, certain of the Reporting Persons acquired shares of Common Stock for the purpose of acquiring control of Vista.

                 The Reporting Persons may change any of their current intentions, acquire additional shares of Common Stock or sell or otherwise dispose of all or any part of the Common Stock beneficially owned by them, or take any other action with respect to Vista or any of its debt or equity securities in any manner permitted by law. None of the Reporting Persons has any current plans or proposals which relate to or would result in any of the events described in items (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

                 (a)-(b) The Reporting Persons collectively own of record 1,409,757 shares of Common Stock, which amounts to approximately 37.4% of the total number of shares of Common Stock which Vista had issued and outstanding as of July 19, 1995 (3,772,169 shares).

                 (c) Except as described in this Amendment No. 4, none of the persons listed in Item 2 above has effected any transaction in the Common Stock during the past sixty days.

                 (d) Except for certain rights of the limited partners of Holdings Limited Partnership (each of whom is identified in Exhibit 3 hereto), in the event of liquidation of Holdings

Limted Partnership, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

                 (e)      Not applicable.

                 The foregoing response to this Item 5 is qualified in its entirety by reference to the Limited Partnership Agreement of Holdings Limited Partnership, the full text of which is filed as Exhibit 2 hereto, and to the Amendment to Agreement of Limited Partnership of Holdings Limited Partnership, the full text of which is filed as Exhibit 3 hereto.

Item 6. Contracts, Arrangements, Understandings, or Relationship with Respect to Securities of the Issuer.

                 As described in the second paragraph of the Introduction to this Amendment No. 4, the text of which is incorporated herein by reference, J.
B. Fuqua and J. Rex Fuqua, on July 19, 1995, transferred an aggregate of 366,000 shares of Common Stock to Holdings Limited Partnership. Except as stated in the preceding sentence, to the best knowledge of each of the persons signing this Schedule 13D, no person listed in Item 2 hereof has any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to the Common Stock, including, but not limited to, any agreements concerning (i) transfer or voting of any of the securities, (ii) finder's fees, (iii) joint ventures, (iv) loan or option arrangements, (v) puts or calls, (vi) guarantees of profits, (vii) division of profits or losses or
(viii) the giving or withholding of proxies.

                 The foregoing response to this Item 6 is qualified in its entirety by reference to the Limited Partnership Agreement of Holdings Limited Partnership, the full text of which is filed as Exhibit 2 hereto, and to the Amendment to Agreement of Limited Partnership of Holdings Limited Partnership, the full text of which is filed as Exhibit 3 hereto.

Item 7.  Material to be Filed as Exhibits.

                 (1)      Joint Filing Agreement.

                 (2)      Agreement of Limited Partnership of Fuqua Holdings -
                          I, L.P.

                 (3) Amendment to Agreement of Limited Partnership of Fuqua Holdings - I, L.P.

Signature


                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    July 25, 1995


                                    /s/ J. B. Fuqua
                            --------------------------------------------------
                            J. B. FUQUA


                                    /s/ J. Rex Fuqua
                            --------------------------------------------------
                            J. REX FUQUA


                            FUQUA HOLDINGS, INC.


                            By:     /s/ J. Rex Fuqua
                               -----------------------------------------------

                            Name:   J. Rex Fuqua
                                 ---------------------------------------------

                            Title:  President
                                  --------------------------------------------


                            FUQUA HOLDINGS - I, L.P.
                            By:  FUQUA HOLDINGS, INC., its General Partner


                            By:     /s/ J. Rex Fuqua
                               -----------------------------------------------

                            Name:   J. Rex Fuqua
                                 ---------------------------------------------

                            Title:  President, Fuqua Holdings, Inc.
                                  --------------------------------------------


                            THE JENNIFER CALHOUN FUQUA TRUST


                            By:     /s/ J. B. Fuqua
                               -----------------------------------------------

                            Name:   J. B. Fuqua
                                 ---------------------------------------------

                            Title:  Trustee
                                  --------------------------------------------

                            THE LAUREN BROOKS FUQUA TRUST


                            By:     /s/ J. B. Fuqua
                               -----------------------------------------------

                            Name:   J. B. Fuqua
                                 ---------------------------------------------

                            Title:  Trustee
                                  --------------------------------------------


                            THE J. B. FUQUA FOUNDATION, INC.


                            By:     /s/ J. B. Fuqua
                               -----------------------------------------------

                            Name:   J. B. Fuqua
                                 ---------------------------------------------

                            Title:  Chairman/President
                                  --------------------------------------------

                                 EXHIBIT INDEX


EXHIBIT                                                     EXHIBIT NO.
- -------                                                     -----------

Joint Filing Agreement.                                         1

Agreement of Limited Partnership of Fuqua
         Holdings - I, L.P.                                     2

Amendment to Agreement of Limited Partnership of
         Fuqua Holdings - I, L.P.                               3

                                                                       Exhibit 1

                             JOINT FILING AGREEMENT


         This will confirm the agreement by and among all of the undersigned that the Schedule 13D filed on or about this date with respect to the beneficial ownership by the undersigned of shares of common stock, par value $2.50 per share ("Common Stock"), of Vista Resources, Inc. is being filed on behalf of each of the undersigned.

         Furthermore, each of the undersigned does hereby make, constitute and appoint J. B. Fuqua and J. Rex Fuqua, or any of them, their true and lawful attorneys-in-fact to execute any and all instruments in his or her name, necessary or advisable to comply with Section 13(d) of the Securities Exchange Act of 1934, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission promulgated pursuant thereto, in connection with his or her ownership of common stock, and any and all amendments thereto and to file the same with all exhibits thereto and other documents in connection therewith.

         This Agreement may be executed in one or more counterparts by each of the undersigned, and each of which, taken together, shall constitute but one and the same instrument.

Date:    July 25, 1995



                                   /s/ J. B. Fuqua
                           ---------------------------------------------------
                           J. B. FUQUA


                                   /s/ J. Rex Fuqua
                           ---------------------------------------------------
                           J. REX FUQUA


                           FUQUA HOLDINGS, INC.


                           By:     /s/ J. Rex Fuqua
                              ------------------------------------------------

                           Name:   J. Rex Fuqua
                                ----------------------------------------------

                           Title:  President
                                 ---------------------------------------------


                           FUQUA HOLDINGS - I, L.P.
                           By:  FUQUA HOLDINGS, INC., its General Partner


                           By:     /s/ J. Rex Fuqua
                              ------------------------------------------------

                           Name:   J. Rex Fuqua
                                ----------------------------------------------

                           Title:  President, Fuqua Holdings, Inc.
                                 ---------------------------------------------


                           THE JENNIFER CALHOUN FUQUA TRUST


                           By:     /s/ J. B. Fuqua
                              ------------------------------------------------

                           Name:   J. B. Fuqua
                                ----------------------------------------------

                           Title:  Trustee
                                 ---------------------------------------------

                           THE LAUREN BROOKS FUQUA TRUST


                           By:     /s/ J. B. Fuqua
                              ------------------------------------------------

                           Name:   J. B. Fuqua
                                ----------------------------------------------

                           Title:  Trustee
                                 ---------------------------------------------


                           THE J. B. FUQUA FOUNDATION, INC.


                           By:     /s/ J. B. Fuqua
                              ------------------------------------------------

                           Name:   J. B. Fuqua
                                ----------------------------------------------

                           Title:  Chairman/President
                                 ---------------------------------------------

                                                                       Exhibit 2





                        AGREEMENT OF LIMITED PARTNERSHIP

                                       OF

                           FUQUA HOLDINGS - I, L. P.

                               TABLE OF CONTENTS

                                                                                                    PAGE
                                                                                                    ----
ARTICLE I -- DEFINITIONS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          1
         1.01    Terms. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          1
         1.02    Usage. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          4
ARTICLE II -- THE PARTNERSHIP AND ITS BUSINESS  . . . . . . . . . . . . . . . . . . . . . .          4
         2.01    Formation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          4
         2.02    Name . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          4
         2.03    Registered Office and Agent; Principal Place of Business
                 and Other Offices. . . . . . . . . . . . . . . . . . . . . . . . . . . . .          4
         2.04    Business Purpose . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          4
         2.05    Term of Partnership. . . . . . . . . . . . . . . . . . . . . . . . . . . .          5
ARTICLE III -- RIGHTS, PROHIBITIONS AND LIABILITIES OF LIMITED PARTNERS . . . . . . . . . .          5
         3.01    Rights of Limited Partners . . . . . . . . . . . . . . . . . . . . . . . .          5
         3.02    Prohibitions with Respect to Limited Partners  . . . . . . . . . . . . . .          5
         3.03    Liabilities of Limited Partners. . . . . . . . . . . . . . . . . . . . . .          5
         3.04    Other Activities . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          5
ARTICLE IV -- MANAGEMENT OF THE PARTNERSHIP BUSINESS  . . . . . . . . . . . . . . . . . . .          5
         4.01    Authority of the General Partner . . . . . . . . . . . . . . . . . . . . .          5
         4.02    Compensation to General Partner. . . . . . . . . . . . . . . . . . . . . .          7
         4.03    Tax Matters. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          7
         4.04    Bank Accounts. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          7
         4.05    Power of Attorney  . . . . . . . . . . . . . . . . . . . . . . . . . . . .          7
ARTICLE V -- PARTNERSHIP BOOKS AND FINANCIAL RECORDS  . . . . . . . . . . . . . . . . . . .          8
         5.01    Partnership Books of Account . . . . . . . . . . . . . . . . . . . . . . .          8
         5.02    Annual Audit of Books of Account; Reports  . . . . . . . . . . . . . . . .          8
         5.03    Accounting Expenses. . . . . . . . . . . . . . . . . . . . . . . . . . . .          8
         5.04    Fiscal Year. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          9
ARTICLE VI -- PARTNERSHIP CAPITAL; ALLOCATIONS; DISTRIBUTIONS . . . . . . . . . . . . . . .          9
         6.01    Capital Contributions. . . . . . . . . . . . . . . . . . . . . . . . . . .          9
         6.02    Additional Capital Contributions . . . . . . . . . . . . . . . . . . . . .          9
         6.03    Capital Accounts . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          9

         6.04    Interest on and Return of Capital  . . . . . . . . . . . . . . . . . . . .         10
         6.05    Loans to the Partnership . . . . . . . . . . . . . . . . . . . . . . . . .         10
         6.06    Allocation of Profits, Losses, and Tax Items . . . . . . . . . . . . . . .         10
         6.07    Distributions  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         12
         6.08    Consequences of Distributions  . . . . . . . . . . . . . . . . . . . . . .         12
ARTICLE VII -- WITHDRAWAL; ASSIGNMENT . . . . . . . . . . . . . . . . . . . . . . . . . . .         12
         7.01    In General . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         12
         7.02    General Partner  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         12
         7.03    Continuation of Partnership  . . . . . . . . . . . . . . . . . . . . . . .         13
         7.04    Limited Partners . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         13
         7.05    Substitution of a Limited Partner  . . . . . . . . . . . . . . . . . . . .         14
         7.06    Certain Events as to Limited Partners  . . . . . . . . . . . . . . . . . .         14
         7.07    Purchase of Partnership Interest by General Partner  . . . . . . . . . . .         15
         7.08    Transfers from Custodianships  . . . . . . . . . . . . . . . . . . . . . .         15
         7.09    Transfer Upon Death of Limited Partner . . . . . . . . . . . . . . . . . .         15
         7.10    Value of Interest After Death  . . . . . . . . . . . . . . . . . . . . . .         15
         7.11    Appraisal Procedure  . . . . . . . . . . . . . . . . . . . . . . . . . . .         16
ARTICLE VIII -- PARTNERSHIP EXPENSES  . . . . . . . . . . . . . . . . . . . . . . . . . . .         16
         8.01    General  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         16
         8.02    Type of Expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         16
ARTICLE IX -- TERMINATION OF PARTNERSHIP  . . . . . . . . . . . . . . . . . . . . . . . . .         17
         9.01    Termination  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         17
         9.02    Liquidation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         17
         9.03    Distributions upon Termination . . . . . . . . . . . . . . . . . . . . . .         17
ARTICLE X -- MISCELLANEOUS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         18
         10.01   Headings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         18
         10.02   Time of the Essence  . . . . . . . . . . . . . . . . . . . . . . . . . . .         18
         10.03   Entire Agreement . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         18
         10.04   Amendment  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         18
         10.05   Governing Law  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         18
         10.06   Severability . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         18
         10.07   Notices  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         18
         10.08   Gender and Number  . . . . . . . . . . . . . . . . . . . . . . . . . . . .         19

         10.09   Counterparts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         19
         10.10   Cross-References . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         19
         10.11   Covenant to Sign Documents . . . . . . . . . . . . . . . . . . . . . . . .         19
         10.12   Successors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         19

PURCHASERS OF PARTNERSHIP INTERESTS IN FUQUA HOLDINGS - I, L. P. ("INTERESTS"), WILL BE REQUIRED TO BEAR THE RISK OF THEIR INVESTMENTS FOR AN INDEFINITE PERIOD OF TIME. THE INTERESTS HAVE NOT BEEN REGISTERED (I) UNDER ANY STATE SECURITIES LAW (THE "STATE ACT") OR (II) UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "FEDERAL ACT"), AND NEITHER THE INTERESTS NOR ANY PART THEREOF MAY BE SOLD, EXCHANGED OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE TERMS AND CONDITIONS OF ARTICLE VII OF THIS AGREEMENT, WHICH RESTRICT THE TRANSFER OF INTERESTS, AND (1) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER EACH APPLICABLE STATE ACT OR IN A TRANSACTION WHICH IS EXEMPT FROM REGISTRATION UNDER SUCH STATE ACT OR FOR WHICH SUCH REGISTRATION OTHERWISE IS NOT REQUIRED, AND (2) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE FEDERAL ACT OR IN A TRANSACTION WHICH IS EXEMPT FROM REGISTRATION UNDER THE FEDERAL ACT OR FOR WHICH SUCH REGISTRATION OTHERWISE IS NOT REQUIRED.


                       AGREEMENT OF LIMITED PARTNERSHIP
                                      OF
                          FUQUA HOLDINGS - I, L. P.


                 THIS AGREEMENT OF LIMITED PARTNERSHIP (the "Agreement") is made and entered into as of the 19th day of July, 1995, by and among FUQUA HOLDINGS, INC., a Georgia corporation, as general partner (the "General Partner"), and the persons listed on the signature pages, as limited partners (collectively the "Limited Partners"). The General Partner and the Limited Partners shall be collectively referred to as the "Partners."


                                  ARTICLE I
                                 DEFINITIONS

                 1.01 TERMS. When used in this Agreement, the following terms shall have the following meanings unless the context requires otherwise:

                 "Accounting Period" means the Fiscal Year or such other period as to which an accounting is to be made.

                 "Adjusted Capital Account Deficit" means, with respect to any Partner, the deficit balance, if any, in such Partner's Capital Account as of the end of the relevant fiscal year, after giving effect to the following adjustments:

                          (I) Credit to such Capital Account any amounts which such Partner is obligated to restore or is deemed to be obligated to restore pursuant to Treasury Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5); and

                          (II) Debit to such Capital Account the items described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), and 1.704-1(b)(2)(ii)(d)(6).

The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Section 1.704-1(b)(2)(ii)(d) of the Treasury Regulations and shall be so interpreted.

                 "Agreement" means this Agreement of Limited Partnership, as amended.

                 "Assets" means any interest in any property of any nature whatsoever owned by the Partnership. "Capital Account" means the capital account established and maintained for each Partner pursuant to Section 6.03.

                 "Capital Contribution" means the capital contribution of each Partner described in Section 6.01 and any additional Capital Contribution permitted under this Agreement.

                 "Certificate" means the Certificate of Limited Partnership described in Section 2.01, as amended from time to time.

                 "Code" means the Internal Revenue Code of 1986, as amended, or corresponding provisions of subsequent U.S. revenue laws.

                 "Distributions" means the amount distributed to Partners in accordance with Section 6.07 or Section 9.03.

                 "Fiscal Year" means the fiscal year of the Partnership described in Section 5.04.

                 "General Partner" means Fuqua Holdings, Inc., a Georgia corporation, and any other person from time to time admitted to the Partnership as an additional or substituted General Partner in accordance with this Agreement, and such persons' permitted successors and assigns.

                 "Limited Partners" means the limited partners identified on the signature pages.

                 "Majority in Interest" means more than fifty percent (50%) of the relevant Partnership Interests.

                 "Net Cash Flow" means gross receipts of or to the Partnership, including all income generated by the Partnership or received from any source whatsoever and including Capital Contributions or proceeds of debt refinancing, less (a) cash expenditures of the Partnership, including, but not limited to, debt service (and including in debt service all indebtedness secured by the property leased by the Partnership and guaranteed for any time by any partner) and operating expenses, including without limitation any management fees paid to the General Partner, and (b) amounts retained in connection with the creation of or addition to reserves for working capital, maintenance, repairs, capital expenditure or other items and the satisfaction of liabilities, including contingent liabilities, as they come due or may come due, in such amounts as the General Partner, in its sole discretion, determines are necessary or appropriate.

                 "Net Income" and "Net Loss" mean the taxable income or loss, as the case may be, of the Partnership for a period as determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss, or deduction required to be separately stated pursuant to Code Section 703(a)(1) shall be included in taxable income or loss) computed with the following adjustments: (i) any tax-exempt income received by the Partnership shall be included as an item of gross income; and (ii) any expenditure of the Partnership described in Code Section 705(a)(2)(B) (including any expenditures treated as being described in Section 705(a)(2)(B) pursuant to Treasury Regulations under Code Section 704(b)) shall be treated as a deductible expense.

                 "Partners" means the General Partner and the Limited Partners.

                 "Partnership" means Fuqua Holdings - I, L.P., a Georgia limited partnership created pursuant to this Agreement and the Certificate.

                 "Partnership Business" means the business of the Partnership described in Section 2.04.

                 "Partnership Interest" means each Partner's percentage of participation in the Partnership. The initial Partnership Interest of each Partner shall be the percentage set forth below opposite the Partner's name:

                 PARTNER                                    PARTNERSHIP INTEREST
                 -------                                    --------------------
         Fuqua Holdings, Inc., as general partner                     1.0%
         J. Rex Fuqua, as limited partner                            69.5%
         J. B. Fuqua, as limited partner                             29.5%
                                                                     -----
         TOTAL                                                      100.0%

                 A Partner's Partnership Interest will be adjusted from time to time if and as additional Partners are admitted to the Partnership in accordance with the terms of this Agreement.

                 "Partnership Law" means the Georgia Revised Uniform Limited Partnership Act, O.C.G.A.. Section Section 14-9-100 through 14-9-1204, as amended.

                 "Substituted Limited Partners" means the transferees of any Partnership Interest that acquired full rights of a Limited Partner pursuant to
Section 7.05.

                 "Tax Matters Partner" means the Partner so designated pursuant to Section 4.03.

                 1.02 USAGE. All references to Article or Section numbers, unless otherwise indicated, refer to articles or sections of this Agreement. Headings are used for convenience only and do not form a part of this Agreement. All pronouns shall be deemed to refer to the masculine, feminine or neuter, and to the singular or plural, as the identity of the person, persons, entity or entities to whom or which they refer may require.


                                   ARTICLE II
                       THE PARTNERSHIP AND ITS BUSINESS

                 2.01 FORMATION. The Partners hereby form a limited partnership pursuant to the Partnership Law. The rights and liabilities of the Partners shall be as provided under the Partnership Law, except as otherwise expressly provided in this Agreement. The General Partner shall, as she deems appropriate, execute, file, report and publish a Certificate of Limited Partnership in accordance with the provisions of the Partnership Law and execute, file, record and publish such amendments to the Certificate and other relevant documents as the General Partner determines are or become necessary or advisable from time to time.

                 2.02 NAME. The name of the Partnership shall be FUQUA HOLDINGS - I, L. P.

                 2.03 REGISTERED OFFICE AND AGENT; PRINCIPAL PLACE OF BUSINESS AND OTHER OFFICES. The principal place of business and registered office of the Partnership shall initially be located at Fuqua Capital Corporation, 1201 West Peachtree Street, N.W., Suite 5000, Atlanta, Fulton County, Georgia 30309, or at such other location as the General Partner may designate upon thirty (30) days written notice to the Partners. The Partnership may in addition maintain such other offices or places of business as the General Partner deems advisable. J. Rex Fuqua shall be the registered agent at the registered office.

                 2.04 BUSINESS PURPOSE. The business of the Partnership (the "Partnership Business") shall be to acquire and hold for investment intangible Assets; and generally to engage in any and all lawful business activity that the General Partner may from time to time deem to be in the best interests of the Partnership.

                 2.05 TERM OF PARTNERSHIP. The term for which the Partnership is to exist shall begin when the Certificate of Limited Partnership is filed for record with the Secretary of State of Georgia, and shall continue until terminated pursuant to Section 9.01.


                                  ARTICLE III
            RIGHTS, PROHIBITIONS AND LIABILITIES OF LIMITED PARTNERS

                 3.01 RIGHTS OF LIMITED PARTNERS. Limited Partners shall be entitled to the rights provided by the Partnership Law as the same may be lawfully modified by the terms of this Agreement.

                 3.02 PROHIBITIONS WITH RESPECT TO LIMITED PARTNERS. No Limited Partner shall have the right:

                 (a)      To withdraw from the Partnership; or

                 (b) To have his original investment repaid except to the extent such repayment takes place by virtue of lawful distributions provided for in this Agreement; or

                 (c) To require partition of the Partnership property or compel any sale or appraisal of Partnership assets.

                 3.03 LIABILITIES OF LIMITED PARTNERS. No Limited Partner shall be personally liable for any debts of the Partnership, except to the extent provided by law where such Limited Partner has inappropriately received a return of his contribution to the Partnership.

                 3.04 OTHER ACTIVITIES. Each Limited Partner in his or her individual capacity or otherwise, shall be free to engage in, conduct, or to participate in any business or activity whatsoever, without any accountability, liability or obligation whatsoever to the Partnership or to any other Partner, even if such business or activity competes with or is enhanced by the business of the Partnership.


                                   ARTICLE IV
                     MANAGEMENT OF THE PARTNERSHIP BUSINESS

                 4.01 AUTHORITY OF THE GENERAL PARTNER. Except as otherwise specifically set forth in this Agreement, management, operation and the control of the Partnership and the Partnership Business shall be vested in the General Partner, who shall have all rights, authority and power generally conferred by law or otherwise necessary, on behalf and in the name of the Partnership, to carry out any and all of the purposes of the Partnership and the Partnership Business, to perform all acts and enter into and perform all contracts and other undertakings which it may deem necessary or advisable. Without limiting the generality of the foregoing and in addition to the general powers granted pursuant to the Partnership Law, and other powers set forth elsewhere in this Agreement, the General Partner is hereby authorized and empowered on behalf of the Partnership:

                 (A) To carry on any Partnership Business and to execute any instrument or do any act of any kind or character that the General Partner determines to be necessary or appropriate in connection with the Partnership Business or the implementation of this Agreement, including, but not limited to, the acquisition, management, sale, exchange, transfer or other transaction associated with any of the Assets (which terms shall include short sales or margin transactions and the maintenance and operation of margin accounts with broker-dealers and the voting of any shares or other securities owned by the Partnership);

                 (B) To employ or consult such persons, firms or corporations as she shall deem advisable for the operation and management of the Partnership and the Partnership Business, including persons who may be Partners of or affiliated with or controlled by the General Partner;

                 (C) To deposit funds of the Partnership in the Partnership name in any bank, brokerage firm or trust company and to entrust to such bank or brokerage firm any of the monies, documents and papers belonging to or relating to the Partnership;

                 (D) To possess, transfer, dispose of, mortgage, pledge or otherwise deal in, and to exercise all rights, powers, privileges and other incidents of ownership or possession with respect to, the Assets;

                 (E) To borrow or raise monies and, from time to time without limit as to amount, to issue, accept, endorse and execute promissory notes, drafts, bills of exchange, warrants, bonds, debentures and other negotiable or nonnegotiable instruments and evidences of indebtedness, and to secure the payment of any of the foregoing debts and of the interest thereon by mortgage upon or pledge, conveyance or assignment in trust of the whole or any part of the property of the Partnership, whether at the time owned or thereafter acquired;

                 (F) To commence or defend any litigation involving the Partnership, or its affiliates, the Partners or the General Partner, and to retain legal counsel; and

                 (G) To cause the Partnership to purchase outstanding interests in the Partnership from willing or defaulting Partners at any such time or times and under such terms as the General Partner may determine to be in the best interest of the Partnership. In connection with any such purchase the General Partner may provide for a payment or payments to the selling Partner with respect to his interest in the Partnership, and in such event this Agreement shall be automatically and appropriately amended to provide for such payment or payments.

                 The General Partner shall devote to the Partnership only such time as is necessary to carry out the business of the Partnership.

                 4.02 COMPENSATION TO GENERAL PARTNER. The Partnership may pay to the General Partner a management fee for its services to the Partnership in a reasonable amount as determined from time to time by agreement of the General Partner and Limited Partners holding a Majority in Interest.

                 4.03 TAX MATTERS. The General Partner is designated the Tax Matters Partner as defined in Code Section 6231(a)(7). In such capacity, the General Partner shall have the authority to represent the Partnership in all matters before the Internal Revenue Service and any state taxing authority and to exercise all rights, powers and obligations outlined in Chapter 63, Subchapter C of the Code. Without limiting the generality of the foregoing, the Tax Matters Partner shall have the right to extend the statute of limitations for assessing or computing any tax liability against the Partnership or the amount of any tax item or to file a petition for readjustment of any Partnership tax item in accordance with Code Section 6226(a). Any reasonable professional fees and costs incurred by the Tax Matters Partner for retaining accountants and lawyers on behalf of the Partnership in connection with any Internal Revenue Service audit of the Partnership shall be an expense of the Partnership. The General Partner, in its discretion, shall decide whether, in applicable circumstances, the Partnership will file an election, in accordance with applicable Treasury Regulations, to cause the basis of its Partnership property to be adjusted for federal income tax purposes as provided by Code Section Section 734, 743 and
754. In addition, the General Partner shall make any and all decisions regarding all other tax elections and positions in tax returns, before taxing authorities, or otherwise.

                 4.04 BANK ACCOUNTS. All funds belonging to the Partnership, whether contributed by the Partners, borrowed on account of the Partnership or received by the Partnership from any source, shall be deposited into an insured commercial bank in the name of the Partnership. Any funds in excess of the funds needed for current operation of the Partnership may be invested in short-term interest-bearing obligations. All withdrawals from Partnership accounts shall be made only upon the signature of persons designated by the General Partner. All funds withdrawn from any such account shall be used only for the purposes of the Partnership.

                 4.05 POWER OF ATTORNEY. In connection with the authority of the General Partner, the Partners hereby appoint the General Partner as their true and lawful representative and attorney-in-fact, to make, execute, sign, acknowledge, verify, deliver and file, in all necessary or appropriate places, in their name, place and stead (a) any application, certificate, certification, report or similar instrument or document, or amendments thereto, required to be submitted by or on behalf of the Partnership to any governmental or administrative agency, officer or body, in furtherance of the Partnership Business or to effect this Agreement; (b) any amendments to this Agreement, whether requiring approval of the Limited Partners or expressly permitted pursuant to the terms of this Agreement, and all other instruments, documents and certificates that in the opinion of the General Partner or legal counsel for the Partnership may from time to time be required by the laws of the United States, the State of Georgia or any other state, political subdivision or agency to effect such amendment or to effectuate, implement and continue the valid existence and business of the Partnership; and
(c) all conveyances, agreements, certificates, and other instruments which the General Partner deems appropriate to carry on the Partnership Business, or to reflect the dissolution and termination of the Partnership. Each power of attorney granted under this Agreement (a) is a special power of attorney coupled with an interest and is irrevocable; (b) may be exercised by such attorney-in-fact by listing all of the principals executing any agreement, certificate, instrument or document with the single signature of such attorney-in-fact acting as attorney-in-fact for all of them; (c) shall survive dissolution of the Partnership through winding up to termination or through reconstitution and thereafter, as applicable; and (d) shall survive the delivery of an assignment by a Partner of the whole or a portion of his interest in the Partnership, except that, where such assignment is of such Partner's entire interest in the Partnership and the purchaser, transferee or assignee thereof is admitted as a Substituted Partner, the power of attorney shall survive the delivery of such assignment for the sole purpose of enabling such attorney-in-fact to execute, swear to, acknowledge, and file any such agreement, certificate, instrument or document necessary to effect such substitution.


                                   ARTICLE V
                    PARTNERSHIP BOOKS AND FINANCIAL RECORDS

                 5.01 PARTNERSHIP BOOKS OF ACCOUNT. Accurate, full and complete books of account and records, wherein all transactions of the Partnership shall be entered, shall be kept by the Partnership on a basis consistent with this Agreement, including the provisions of Article VI concerning allocations and distributions. Upon a Partner's reasonable request, the books of account and records of the Partnership shall be open to inspection by such Partner during ordinary business hours at the registered office of the Partnership. The recipients of any information pursuant to this Section shall keep confidential all such information unless the General Partner determines that any of such information need not be treated as confidential.

                 5.02 ANNUAL AUDIT OF BOOKS OF ACCOUNT; REPORTS. The General Partner upon the request of a Majority in Interest of the Limited Partners shall, have the books of account and records of the Partnership audited in accordance with generally accepted auditing standards by a firm of independent certified public accountants selected by the General Partner. As soon as practical after the end of each Fiscal Year, the General Partner shall furnish each Partner appropriate distributive share statements of such Partner's share of the Partnership's tax items for such Fiscal Year for both federal and state tax purposes.

                 5.03 ACCOUNTING EXPENSES. All expenses in connection with the keeping of the books and records of the Partnership and the preparation of audited or unaudited financial statements required to implement the provisions of this Agreement or required by any governmental authority with jurisdiction over the Partnership shall be borne by the

Partnership as an ordinary expense of its business. Notwithstanding the foregoing, if the books and records so kept by the Partnership or the financial statements so prepared are challenged by any Partner or his legal representatives, then the entire cost and expense to the Partnership of all additional outside accounting work resulting from such challenge shall be paid and borne solely by the person(s) so challenging the books and records or financial statements.

                 5.04 FISCAL YEAR. The Fiscal Year of the Partnership shall be the period ending on December 31 of each year, except that the final Fiscal Year of the Partnership shall end on the date of termination of the Partnership.


                                   ARTICLE VI
                PARTNERSHIP CAPITAL; ALLOCATIONS; DISTRIBUTIONS

                 6.01 CAPITAL CONTRIBUTIONS. The General Partner has contributed to the capital of the Partnership intangible property having a fair market value of $100,000. Each Limited Partner has contributed to the capital of the Partnership intangible property having a fair market value equal to the amount set forth opposite such Partner's name below:

                 J. Rex Fuqua                      $6,950,000

                 J. B. Fuqua                       $2,950,000

                 6.02 ADDITIONAL CAPITAL CONTRIBUTIONS. No Partner, including the General Partner, shall be obligated or required to make any additional Capital Contributions to the Partnership.

                 6.03 CAPITAL ACCOUNTS. Separate Capital Accounts shall be maintained for each Partner in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv). Without limiting the generality of the foregoing, the Capital Accounts shall be adjusted as follows:

                 (A) To each Partner's Capital Account there shall be credited the fair market value such Partner's initial Capital Contribution, the fair market value of any additional Capital Contributions by such Partner, such Partner's distributive share of profits, and the amounts of any Partnership liabilities that are assumed by such Partner or secured by any property distributed to such Partner.

                 (B) To each Partner's Capital Account there shall be debited the amount of cash and the fair market value of any property distributed to such Partner pursuant to any provision of this Agreement, such Partner's distributive share of losses, and the amount of any liabilities of such Partner that are assumed by the Partnership or that are secured by any property contributed by such Partner to the Partnership.

                          In the event any interest in the Partnership is
transferred in accordance with this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred interest.

                 6.04 INTEREST ON AND RETURN OF CAPITAL. No Partner shall be entitled to any interest on such Partner's Capital Account or contributions to the capital of the Partnership; and, except as otherwise provided in this Agreement, no Partner shall have the right to demand or to receive the return of all or any part of such Partner's Capital Account or contributions.

                 6.05 LOANS TO THE PARTNERSHIP. In the event the Partnership has insufficient funds to meet its obligations as they come due and to carry out its routine, day-to-day affairs, then in lieu of obtaining required funds from third parties or selling its assets in order to provide required funds, the Partnership may, but shall not be required to, borrow necessary funds from one or more of the Partners as designated by the General Partner and agreed by the designated Partner; provided that the terms of such borrowing shall be commercially reasonable and the Partnership shall not pledge its assets to secure such borrowing. In the event the General Partner is required, as a result of its general liability for Partnership debts and obligations, to pay a Partnership debt or obligation, such payment shall be treated as a loan by the General Partner to the Partnership, which loan shall be payable on demand of the General Partner and shall bear interest at a commercially reasonable rate.

                 6.06  ALLOCATION OF PROFITS, LOSSES, AND TAX ITEMS.

                 (A) Except as otherwise provided in this Section 6.06, all Net Income and Net Loss and all Partnership items of income, gain, loss, deduction, or credit (the "Tax Items") for each fiscal year shall be allocated to the Partners in accordance with their Partnership Interests.

                 (B) Upon the assignment or transfer of a Partnership Interest pursuant to this Agreement, the books and records of the Partnership shall be closed, and Tax Items shall be allocated to each Partner who held such Partnership Interest in accordance with the portion of the year during which such Partner held such Partnership Interest determined as though such portion of the year was a separate taxable period. Notwithstanding the foregoing, the Partner who held such Partnership Interest and the Partner receiving such Partnership Interest may agree to make the allocation of Tax Items in accordance with any other method permitted by applicable rules and Treasury Regulations.

                 (C) In accordance with Code Section 704(c) and the Treasury Regulations thereunder, income, gain, loss and deduction with respect to any property contributed (or deemed contributed pursuant to the provisions of Code Section 708) to the capital of the Partnership shall, solely for tax purposes, be allocated among the Partners so as to take account of any variation between the adjusted basis of such property to the Partnership for federal income tax purposes and its fair market value at the time of contribution (the "Book/Tax Disparity").

                 (D) Any elections or other decisions relating to allocations shall be made by the Partners in any manner that reasonably reflects the purpose and intention of this Agreement. Allocations pursuant to
Section 6.06(c) and 6.06(d) are solely for purposes of federal, state and local income taxes and shall not affect, or in any way be taken into account in computing, any Partner's Capital Account or share of Net Income or Net Loss, or other items or distributions pursuant to any provisions of this Agreement. Except to the extent that Treasury Regulations promulgated after the date of this Agreement require otherwise, the Partners agree to treat such items for tax purposes as described below.

                          (I) Depreciation or cost recovery deductions and amortization deductions with respect to property contributed (or deemed contributed) to the Partnership at a basis lower than the value credited to such Partner's Capital Account shall be allocated to the Partner who did not contribute such property to the extent required by applicable Treasury Regulations.

                          (II) Gains upon the sale or other disposition of such contributed (or deemed contributed) property shall be allocated to the contributing Partner, solely for federal income tax purposes, in the amount necessary to take into account any Book/Tax Disparity that has not previously been eliminated pursuant to this Section.

                 (E) In the event that the Limited Partner unexpectedly receives any adjustments, allocations or distributions described in Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6) of the Treasury Regulations and such adjustments, allocations and/or distributions result in an Adjusted Capital Account Deficit, items of Partnership income and gain shall be specially allocated to the Limited Partner in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, such Adjusted Capital Account Deficit as quickly as possible. This Section 6.06(e) is intended to comply with the qualified income offset requirement of Section 1.704-1(b)(2)(ii)(d) of the Treasury Regulations and shall be so interpreted.

                 (F) Notwithstanding any other provision of this Agreement, other than Section 6.06(e), Section 6.06(e) shall be taken into account in allocating items of income, gain, loss and deduction between the General Partner and the Limited Partners so that, to the extent possible, the net amount of such allocations of other items and Section 6.06(e) to the General Partner and the Limited Partners shall be equal to the net amount that would have been allocated to each such Partner if the allocations under Section 6.06(e) had not occurred. The General Partner shall have reasonable discretion, to the extent permitted by Treasury Regulations, with respect to each fiscal year of the Partnership, to (i) apply the provisions of this
Section 6.06(f) in whatever order is likely to minimize the economic distortions that might otherwise result from Section 6.06(e) and (ii) divide all allocations pursuant to this Section 6.06(f) among the Partners in a manner that is likely to minimize those economic distortions.

                 6.07  DISTRIBUTIONS.

                 (A) DISTRIBUTIONS OF NET CASH FLOW. The General Partner shall cause the Net Cash Flow of the Partnership, as defined in this Agreement, to be distributed to the Partners in proportion to their Partnership Interests within sixty (60) days after the end of the Partnership's Fiscal Year, or upon more frequent intervals as the General Partner in its sole discretion shall determine.

                 (B) DISTRIBUTIONS IN KIND. Distributions in kind of Partnership Assets, in liquidation or otherwise, shall be made only on a pro rata basis with the consent of a Majority in Interest of the Partners and only at a value approved by a Majority in Interest of the Partners. Prior to any such distribution in kind, the difference between such established value and the book value of the property to be distributed shall be credited or charged, as is appropriate, to the Partners' Capital Accounts in proportion to their Partnership Interests. Upon the distribution of such Assets, such agreed upon value shall be charged to the Capital Accounts of the Partners.

                 6.08 CONSEQUENCES OF DISTRIBUTIONS. Upon the determination to distribute funds in any manner expressly provided in this Article VI, made in good faith, the General Partner shall incur no liability on account of such distribution, even though such distribution may have resulted in the Partnership's retaining insufficient funds for the operation of its business, which insufficiency resulted in loss to the Partnership or necessitated the borrowing of funds by the Partnership.


                                  ARTICLE VII
                             WITHDRAWAL; ASSIGNMENT

                 7.01 IN GENERAL. A Partner may not sell, assign, transfer or otherwise dispose of, or pledge, hypothecate or otherwise encumber all or any part of his or her interest in the Partnership except as permitted in this
Article VII, and any act in violation of this Article VII shall be null and void ab initio.

                 7.02  GENERAL PARTNER.

                 (A) A General Partner may not mortgage or pledge its interest as General Partner in the Partnership and may not sell or otherwise transfer its interest as General Partner in the Partnership unless a Majority in Interest of the Limited Partners (exclusive of Limited Partner Interests of the General Partner) consent to such disposition. A General Partner may not voluntarily withdraw or resign from the Partnership without the prior written consent of a Majority in Interest of Limited Partners (exclusive of Limited Partner Interests of the General Partner).

                 (B) Upon the death, dissolution, insanity, bankruptcy, retirement, withdrawal, resignation, nor expulsion of a General Partner, or other incapacity which prevents the General Partner from effectively discharging its duties (collectively "Withdrawal") the withdrawing General Partner (or its successor) shall become a Limited Partner, retaining in that capacity the economic interest in the Partnership formerly owned by it as a general partner but not continuing participation in control of the Partnership. Upon the Withdrawal of a General Partner or upon a permitted transfer by a General Partner of its interest as such in the Partnership, at a time when there are remaining one or more General Partners, such remaining General Partner(s) shall continue the business of the Partnership and the Partnership shall not dissolve. Upon the Withdrawal of a General Partner at a time when no remaining General Partner exists, subject to the provisions of Section 7.03, the Partnership shall dissolve.

                 7.03 CONTINUATION OF PARTNERSHIP. In the event of the Withdrawal of the sole remaining General Partner, the Partnership shall dissolve unless, within ninety (90) days after the Partnership receives notice of such Withdrawal, all of the Partners agree in writing to continue the business of the Partnership and to appoint one or more new general partners.
If at any time the sole remaining General Partner otherwise ceases to be a General Partner, the Partners may, by unanimous consent within ninety (90) days following such occurrence, elect to continue the Partnership and elect one or more successor general partners to continue the business of the Partnership, which successor general partner(s) will be permitted to purchase such interest(s), if any, in the Partnership as a Majority in Interest of the Partners may determine. Such election to continue the Partnership and election of one or more successor General Partners shall be reflected in an amendment or amendments to this Agreement. Upon such election to continue the Partnership, all of the assets and liabilities of the Partnership shall be deemed contributed to the new Partnership which shall be formed, and all parties to this Agreement as it may hereafter be amended from time to time shall become parties to such new Partnership and this Agreement shall govern such new partnership. Expenses incurred in the continuation, or attempted continuation, of the Partnership shall be expenses of the Partnership.

                 7.04 LIMITED PARTNERS. Each Limited Partner affirms that he or she has purchased and now holds his or her interest in the Partnership for his or her own account, solely for investment and not with any intention of distributing, dividing, or reselling the same. The whole or any portion of the interest of a Limited Partner may be sold, transferred, assigned, pledged or subjected to a security interest (collectively referred to as a "disposition") only with the consent of the General Partner, and only upon compliance with the following conditions:

                 (A) Such disposition is not made to any person who is incompetent or has not attained his or her majority, or to any person not lawfully empowered to own such interest;

                 (B) Such Limited Partner, and the person to whom such disposition was made, execute, swear to, and deliver to the General Partner such instruments in connection with the disposition as are in form satisfactory to the General Partner and counsel for the Partnership;

                 (C) No such disposition shall be effective if it would result in a violation of any federal or state securities law; and

                 (D) Any such person to whom such disposition was made (including any such person who purchases such interest in the Partnership upon foreclosure of a pledge or security interest) shall not become a Substituted Limited Partner with respect to such Limited Partner's interest except pursuant to the provisions of Section 7.05. An assignee who does not become a Substituted Limited Partner is only entitled to receive that portion of the distribution of Cash Flow to which his or her assignor would otherwise be entitled; all other rights and duties incident to the interest so assigned shall remain in the assignor.

                 Any attempted disposition not strictly in accordance with this section 7.04 shall be null and void.

                 7.05 SUBSTITUTION OF A LIMITED PARTNER. An assignee of an interest of a Limited Partner may become a Substituted Limited Partner with respect to such interest only with the consent of the General Partner. No Limited Partner need consent to such substitution in order to render it effective. When there has been obtained consent to the admission of a person as a Substituted Limited Partner and such person:

                 (A) Executes and swears to such instruments as the General Partner may deem necessary or advisable to effect the admission of such person as a Substituted Limited Partner;

                 (B) Assumes all obligations of the Limited Partner, as such, for whom he or she is being substituted; and

                 (C) Pays for all expenses incurred by the Partnership in connection with such person's becoming a Substituted Limited Partner, such person shall thereupon become a Substituted Limited Partner and shall enjoy all of the rights and duties of a Limited Partner and those incident to the Interest with respect to which the substitution has occurred; provided, however, that neither the assignment of an interest of a Limited Partner, nor the admission of an assignee as a Substituted Limited Partner, shall relieve the assignor of any duties or obligations as such theretofore incurred except to the extent provided in a writing signed by the persons affected thereby.

                 7.06 CERTAIN EVENTS AS TO LIMITED PARTNERS. The legal incompetency or bankruptcy or death of a Limited Partner who is not a General Partner (or in the case of a Limited Partner that is a corporation, association, partnership, joint venture or trust, the dissolution of such Partner) shall not dissolve the Partnership. In any such event, the personal representative, guardian or other successor in interest, or the estate of such Limited Partner, may (1) hold the interest of the Limited Partner as only an assignee thereof, (2) assign, subject to Section 7.04, any or all of the interest, or
(3) be substituted, subject to Section 7.05, as a Substituted Limited Partner in the Partnership.

                 7.07 PURCHASE OF PARTNERSHIP INTEREST BY GENERAL PARTNER. The General Partner may, but shall not be obligated to, acquire Partnership Interests from any willing Limited Partner. If with respect to such Partnership Interests a General Partner becomes a Substituted Limited Partner, such General Partner shall, with respect to the interests purchased, enjoy all the rights and be subject to all the obligations and duties of a Limited Partner.

                 7.08 TRANSFERS FROM CUSTODIANSHIPS. Any interest as a Limited Partner which is held by a custodian or trustee for a minor under the laws of Georgia or any other state shall be fully transferable and assignable to the minor when he or she reaches the age of termination of such custodianship or trust for such minor.

                 7.09 TRANSFER UPON DEATH OF LIMITED PARTNER. Upon the death of a Limited Partner, if any interest in the Partnership by will or intestacy passes to or for the benefit of any person not a permitted transferee under
Section 7.04, each Limited Partner other than the estate of the deceased Limited Partner or purported transferee of the deceased Limited Partner shall have an option to acquire from such estate or purported transferee the Partnership Interest of such deceased Limited Partner in that proportion which the Partnership Interest of each purchasing Limited Partner bears to the aggregate Partnership Interests of all purchasing Limited Partners. The option to acquire shall be exercised by giving written notice to the legal representative of the estate of the deceased Limited Partner within thirty (30) days after the last to occur of the qualification of such legal representative before the Probate Court and the determination of the value of such deceased Limited Partner's Partnership Interest in the manner specified by section 7.10. The closing of such purchase upon exercise of such option shall take place at the office of the Partnership at the time set forth in the notice of exercise, but no later than sixty (60) days after such exercise.

                 7.10 VALUE OF INTEREST AFTER DEATH. The purchase price for purposes of section 7.09 above of the Partnership Interest of a deceased Limited Partner shall be 60% of the amount which would have been received by the estate of such Partner under section 9.03 if all of the Partnership property had been sold for its fair market value in cash and had the Partnership then paid in full all of its debts and liabilities and distributed the cash remaining to Partners under 9.03 (there being a 40% discount for lack of marketability and lack of control). The fair market value of the assets of the Partnership shall be determined by an appraisal of the assets of the Partnership and by deducting from such appraised value if not previously deducted all liabilities of the Partnership, such appraisal to be made in accordance with section 7.11, and the cost of which shall be borne by the Partnership. The purchase price shall be paid to the legal representative of the estate of the deceased Limited Partner in cash on the date of closing. If no Limited Partner purchases the Partnership Interest as provided in sections
7.09 and 7.10, the legal representative of the estate of the deceased Limited Partner may transfer the interest of the deceased in accordance with the will or by intestacy. Each Limited Partner grants to the General

Partner the power of attorney described in section 4.05 above to consummate the sale on behalf of the legal representative of such Partner if such legal representative fails or refuses to consummate such sale.

                 7.11 APPRAISAL PROCEDURE. Whenever an appraisal is required by section 7.10 above, it shall be accomplished by two appraisers, one selected by the legal representative of the estate of the deceased Limited Partner and one by the General Partner, such selections being made within ten (10) days after it is determined that an appraisal is required and notice of such determination has been given to the Partners. The two appraisers shall submit their report as soon as feasible after their selection; provided, however, that if they cannot mutually agree on the value of the assets being appraised within a reasonable time, they shall select a third appraiser. Should the two appraisers fail to select a third appraiser, they or either of them shall request a Judge of the Superior Court of Fulton County, Georgia to appoint such third appraiser. As soon as feasible after such appointment, the three appraisers shall submit their report and the appraised value shall be determined by a majority vote of the three appraisers. Should the appraisers fail to submit a report or reach a majority determination of the appraised value, the determination of the third appraiser alone shall be binding on all of the parties. Notwithstanding the above, if the legal representative for any reason fails to select an appraiser within the 10-day period described in the first sentence of this section 7.11, the value shall be determined by the appraiser selected by the General Partner, which appraiser shall submit its report as soon as feasible after its selection. If the General Partner fails to select an appraiser, the Limited Partners will be deemed to have declined to purchase the Partnership Interest of the estate of the deceased Limited Partner.


                                  ARTICLE VIII
                              PARTNERSHIP EXPENSES

                 8.01 GENERAL. The Partnership shall reimburse the General Partner for any and all of its costs incurred in connection with the business of the Partnership, including, but not limited to, those expenses outlined in
Section 8.02 below.

                 8.02 TYPE OF EXPENSES. The Partnership shall pay expenses of the Partnership, which may include, but are not limited to: (i) all compensation of personnel employed by the Partnership or involved in the Partnership Business; (ii) all costs of borrowed money, taxes and assessments on Assets and other taxes applicable to the Partnership; (iii) legal, audit, accounting, consulting and brokerage fees; (iv) expenses and taxes incurred in the distribution, transfer and recording of documents evidencing ownership of an interest in the Partnership or in the Partnership business; (v) expenses for the preservation, utilization, repair, remodeling, leasing, refinancing and operation of Assets; and (vi) any other expenses directly attributable to the Partnership.

                                   ARTICLE IX
                           TERMINATION OF PARTNERSHIP

                 9.01 TERMINATION. The Partnership shall be dissolved and its affairs wound up upon the first to occur of (i) December 31, 2085, (ii) the concurrence of the General Partner and a Majority in Interest of the Limited Partners, (iii) the sale of all or substantially all of the Assets of the Partnership, and the distribution of Net Cash Flow and remaining Assets of the Partnership to the Partners (if all or any portion of the proceeds from any sale of any Assets is evidenced by notes or other debt instruments payable in installments, the Partnership shall continue until payment in full or other disposition of such notes or other debt instrument is made), (iv) entry of a decree of judicial dissolution under Section 14-9-802 of the Partnership Law, or (v) dissolution under Section 7.03 without continuation.

                 9.02 LIQUIDATION. Upon termination of the Partnership, the General Partner or, if none, a person selected by a Majority in Interest of the Limited Partners, shall wind up the affairs of the Partnership, with full power and authority to liquidate the assets of the Partnership. The liquidator shall continue to serve as such until the completion of the winding-up and liquidation of the Partnership. The liquidator may also employ such assistance as it deems appropriate. Notwithstanding any other terms or provisions of this Agreement, any General Partner with a negative Capital Account upon a "liquidation" as described in Treasury Regulation Section 1.704-1(b)(2)(ii)(g) shall be obligated to restore the amount of such deficit to the Partnership within ninety (90) days.

                 9.03 DISTRIBUTIONS UPON TERMINATION. On termination of the Partnership, the liquidator shall apply distributions out of the properties and assets of the Partnership in the following order of priority:

                 (A) To the payment and discharge of the claims of all creditors of the Partnership who are not Partners;

                 (B) To the establishment of such reserves as the liquidator may deem necessary or advisable in order to provide for contingent liabilities of the Partnership to all persons who are not Partners;

                 (C) To the payment and discharge pro-rata of the claims of all creditors of the Partnership who are Partners;

                 (D) To the establishment of such reserves as the liquidator may deem necessary or advisable in order to provide for contingent liabilities of the Partnership to Partners; and

                 (E) To the Partners in proportion to their respective positive Capital Account balances.

                 The liquidator may use its discretion in making the liquidating distributions in cash or in kind, but if in kind all Partners shall be treated ratably in proportion to their interests in the Partnership.


                                   ARTICLE X
                                 MISCELLANEOUS

                 10.01 HEADINGS. The titles and headings of various paragraphs in this Agreement are intended solely for convenience of reference and are not intended to explain, modify or place any interpretation upon any of the provisions of this Agreement.

                 10.02 TIME OF THE ESSENCE. All time and dates in this Agreement shall be of the essence.

                 10.03 ENTIRE AGREEMENT. This Agreement constitutes the entire understanding and agreement among the parties and supersedes any prior agreement and understanding among the parties with respect to the Partnership or the Assets.

                 10.04 AMENDMENT. The General Partner may not unilaterally amend or modify any provision of this Agreement except (i) to take or reflect any action for which Limited Partner consent is not required by this Agreement;
(ii) without Limited Partner consent to comply with any securities, tax or other legal requirement, so long as such amendment does not change the substance of this Agreement; or (iii) without Limited Partner consent to change this Agreement to reflect future amendments or changes in the Partnership Law, which changes do not materially affect the rights of Limited Partners. A Partnership Interest may be reduced ratably by admission of new Partners or otherwise only with the consent of the Partner whose interest is reduced. Any other provision of this Agreement may be amended with the consent of the General Partner and Limited Partners holding a Majority in Interest.

                 10.05 GOVERNING LAW. This Agreement shall be governed and construed in accordance with the laws of the State of Georgia.

                 10.06 SEVERABILITY. If any part of this Agreement is determined to be illegal or unenforceable, all other parts shall be given effect separately and shall not be affected.

                 10.07 NOTICES. Notices given under this Agreement shall be in writing and shall either be served personally or delivered by first class mail, registered or certified, return receipt requested, U.S. Mail, postage prepaid. Notices shall be deemed received at the earlier of actual receipt or three days following deposit in U.S. Mail, postage prepaid. Notices shall be directed to the addresses shown on the Partnership records, provided that (i) a Limited Partner may change his or her address for notice by giving written notice to the General Partner, and (ii) the General Partner may change its address by giving written notice to all Limited Partners, in either case, in accordance with this notice section.

                 10.08 GENDER AND NUMBER. As used in this Agreement, the masculine, feminine, or neuter gender, and the singular or plural number, shall each include the others whenever the context so indicates.

                 10.09 COUNTERPARTS. This Agreement may be signed in counterpart or duplicate copies, and any signed counterpart or duplicate copy shall be equivalent to a signed original for all purposes.

                 10.10 CROSS-REFERENCES. All cross-references in this Agreement, unless specifically directed to another agreement or document, refer to provisions in this Agreement, and shall not be deemed to be references to the overall transaction or to any other agreements or documents.

                 10.11 COVENANT TO SIGN DOCUMENTS. Each Partner shall execute, with acknowledgment or affidavit, if required, all documents and writings reasonably necessary or expedient in the creation of this Partnership and the achievement of its purpose.

                 10.12 SUCCESSORS. This Agreement shall be binding on and inure to the benefit of the respective successors, permitted assigns, and personal representatives of the Partners.

                 IN WITNESS WHEREOF, this Agreement has been executed by or on behalf of the Partners as of the date first above written.

                                   GENERAL PARTNER:
                                   FUQUA HOLDINGS, INC.


                                   By:      /s/ J. Rex Fuqua
                                      ---------------------------------------
                                      J. REX FUQUA, President


                                   ATTEST:  /s/ J. B. Fuqua
                                          -----------------------------------
                                          J. B. FUQUA, Secretary


                                   LIMITED PARTNERS:

                                            /s/ J. Rex Fuqua
                                   ------------------------------------------
                                         J. REX FUQUA

                                            /s/ J. B. Fuqua
                                   ------------------------------------------
                                         J. B. FUQUA

                                                                       EXHIBIT 3

                             AMENDMENT TO AGREEMENT
                             OF LIMITED PARTNERSHIP
                                       OF
                             FUQUA HOLDINGS-I, L.P.

         This Amendment is made and entered into as of the 19th day of July, 1995, by and among the undersigned partners.

1. ADMISSION OF NEW LIMITED PARTNERS. To reflect the sale of certain limited partnership interests by J. Rex Fuqua and J. B. Fuqua, gifts of certain limited partnership interests by J. Rex Fuqua, and the admission to the Partnership of Substituted Limited Partners, Article I of the Agreement is hereby amended, in pertinent part, as follows:

PARTNER                                                       PARTNERSHIP INTEREST
- -------                                                       --------------------
Fuqua Holdings, Inc., as general partner                                      1.0%

The John Rex Fuqua, Jr. Trust,
Dated July 19, 1995, as limited partner                                      26.4%

The Ruth Duvall Fuqua Trust,
Dated July 19, 1995, as limited partner                                      26.4%

The Frances Hattaway Fuqua Trust,
Dated July 19, 1995, as limited partner                                      26.4%

The John Rex Fuqua, Jr. and Descendants Trust,
Dated July 19, 1995, as limited partner                                       6.6%

The Ruth Duvall Fuqua and Descendants Trust,
Dated July 19, 1995, as limited partner                                       6.6%

The Frances Hattaway Fuqua and Descendants Trust,
Dated July 19, 1995, as limited partner                                       6.6%

2. AGREEMENT TO BE BOUND. The Substituted Limited Partners, by their signatures hereto, agree to be bound by all of the terms, conditions, and restrictions contained in the Agreement.

3. CAPITALIZED TERMS. All capitalized terms used herein shall have the same meanings ascribed to them in the Agreement of Limited Partnership of Fuqua Holdings-I, L.P.

         IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the date first above written.


GENERAL PARTNER:                                   LIMITED PARTNERS:
FUQUA HOLDINGS, INC.                               THE JOHN REX FUQUA, JR. TRUST,
                                                   Dated July 19, 1995

By:     /s/ J. Rex Fuqua                           By:              /s/ S. Taylor Glover
   --------------------------------------                   ----------------------------------
      J. REX FUQUA, President                               S. TAYLOR GLOVER, Trustee

                                                   By:              /s/ Lawrence P. Klamon
                                                            ----------------------------------
Attest:  /s/ J. B. Fuqua                                    LAWRENCE P. KLAMON, Trustee
        ---------------------------------
           J. B. FUQUA, Secretary
                                                   By:              /s/ Frances M. Schultz
                                                            ----------------------------------
                                                            FRANCES M. SCHULTZ, Trustee


                                                   THE RUTH DUVALL FUQUA TRUST,
                                                   Dated July 19, 1995

                                                   By:              /s/ S. Taylor Glover
                                                            ----------------------------------
                                                            S. TAYLOR GLOVER, Trustee

                                                   By:              /s/ Lawrence P. Klamon
                                                            ----------------------------------
                                                            LAWRENCE P. KLAMON, Trustee

                                                   By:              /s/ Frances M. Schultz
                                                            ----------------------------------
                                                            FRANCES M. SCHULTZ, Trustee


                                                   THE FRANCES HATTAWAY FUQUA TRUST,
                                                   Dated July 19, 1995

                                                   By:              /s/ S. Taylor Glover
                                                            ----------------------------------
                                                            S. TAYLOR GLOVER, Trustee

                                                   By:              /s/ Lawrence P. Klamon
                                                            ----------------------------------
                                                            LAWRENCE P. KLAMON, Trustee

                                                   By:              /s/ Frances M. Schultz
                                                            ----------------------------------
                                                            FRANCES M. SCHULTZ, Trustee

                                                   THE JOHN REX FUQUA, JR.
                                                   AND DESCENDANTS TRUST,
                                                   Dated July 19, 1995

                                                   By:              /s/ S. Taylor Glover
                                                            ----------------------------------
                                                            S. TAYLOR GLOVER, Trustee

                                                   By:              /s/ Lawrence P. Klamon
                                                            ----------------------------------
                                                            LAWRENCE P. KLAMON, Trustee

                                                   By:              /s/ Frances M. Schultz
                                                            ----------------------------------
                                                            FRANCES M. SCHULTZ, Trustee


                                                   THE RUTH DUVALL FUQUA
                                                   AND DESCENDANTS TRUST,
                                                   Dated July 19, 1995

                                                   By:              /s/ S. Taylor Glover
                                                            ----------------------------------
                                                            S. TAYLOR GLOVER, Trustee

                                                   By:              /s/ Lawrence P. Klamon
                                                            ----------------------------------
                                                            LAWRENCE P. KLAMON, Trustee

                                                   By:              /s/ Frances M. Schultz
                                                            ----------------------------------
                                                            FRANCES M. SCHULTZ, Trustee


                                                   THE FRANCES HATTAWAY FUQUA
                                                   AND DESCENDANTS TRUST,
                                                   Dated July 19, 1995

                                                   By:              /s/ S. Taylor Glover
                                                            ----------------------------------
                                                            S. TAYLOR GLOVER, Trustee

                                                   By:              /s/ Lawrence P. Klamon
                                                            ----------------------------------
                                                            LAWRENCE P. KLAMON, Trustee

                                                   By:              /s/ Frances M. Schultz
                                                            ----------------------------------
                                                            FRANCES M. SCHULTZ, Trustee